May 13, 2020

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attention: Ruairi Regan

Re:                             Aspire Real Estate Investors, Inc.
Draft Registration Statement on Form S-11
Submitted February 14, 2020
CIK No. 0001800491

Ladies and Gentlemen:

Set forth below are the responses of Aspire Real Estate Investors, Inc., a Maryland corporation (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 12, 2020, with respect to the Company’s draft registration statement on Form S-11, confidentially submitted to the Commission on February 14, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”) via EDGAR. For your convenience, we will hand-deliver three full copies of the Amended Draft Registration Statement, as well as three copies of the Amended Draft Registration Statement marked to show all changes made since the initial submission of the Draft Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Amended Draft Registration Statement (the “Preliminary Prospectus”).

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company will provide a copy of an investor presentation (the “Investor Presentation”) that the Company has confidentially provided to certain potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), under separate cover. The Company has not presented any other written communication, as defined in Rule 405 under the Securities

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Act, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf.  The Company advises the Staff that to the extent that there are any other written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act in the future, the Company will supplementally provide such materials to the Staff.

Our Acquisition Pipeline, page 6

2.                                      Please provide a brief description of the properties in your acquisition pipeline for which you have entered into non-binding letters of intent.

RESPONSE: The Company advises the Staff that the Company has not yet entered into any non-binding letters of intent for properties in the Company’s acquisition pipeline. The Company has revised the disclosure on pages 7-8 and 135 of the Preliminary Prospectus to remove the references to the Company having entered into non-binding letters of intent. If the Company does enter into any non-binding letters of intent prior to the commencement of the roadshow for the offering, the Company will update this disclosure to include a brief description of the properties for which the Company has entered into non-binding letters of intent.

Our Formation and Operating Structure, page 25

3.                                      Please revise the graphic on page 26 to provide approximate percentages for the public stockholders and the members of management and affiliates.

RESPONSE: In response to the Staff’s comment, the Company has revised the graphic on pages 27 and 171 of the Preliminary Prospectus.

Additional Activities of Our Manager; Allocation of Investment Opportunities; Conflicts of Interest, page 31

4.                                      We note the statement on page 32 that you will have “priority allocation of all investment opportunities” located in certain Opportunity Zones. Please advise us where this provision will be located and whether it could be waived or revised at any time without stockholder consent.

RESPONSE: The Company advises the Staff that the provision referred to in the Staff’s comment will be located in the management agreement to be entered into between Aspire REIT Manager, LLC, a Delaware limited liability company and the Company’s external manager (the “Manager”), and the Company. The Company further advises the Staff that this provision could be waived or revised at any time by a majority of the Company’s independent directors without the consent of the Company’s stockholders. Accordingly, the Company has revised the disclosure on pages 9-10, 32, 59 and 137 of the Preliminary Prospectus to clarify that this provision could be waived or revised at any time by a majority of the Company’s independent directors without the consent of the Company’s stockholders.

Capitalization, page 79

5.                                      Please revise to include mortgage notes payable, net in your total capitalization.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Preliminary Prospectus.

Management’s Discussion and Analysis, page 84

6.                                      Please revise page 85 to quantify the approximate percentages of your units that are deemed regulated and “unregulated apartment homes.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Preliminary Prospectus.

Business and Properties, page 98

7.                                      Please expand your disclosure on page 101 regarding the multifamily properties to provide material information on occupations, the 5-year annual occupancy and rental amounts, as well as depreciation and tax data. Please see Items 15(a), (c), (e), (g) and (h) of Form S-11.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 118-135 of the Preliminary Prospectus.

8.                                      Please revise to clarify the terms you use, such as stabilized properties and “value add Non-OZ Investments.” As another example, please explain how you differentiate between “higher quality affordable and workforce housing assets” and “market-rate assets.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages ii and iv of the Preliminary Prospectus to add definitions of “stabilized,” “value add” and “higher quality affordable and workforce housing assets.” The Company respectfully advises the Staff that the term “market-rate” is defined on page iii of the Preliminary Prospectus and that the term “Non-OZ Investments” is defined on page 4 of the Preliminary Prospectus.

9.                                      We note the significant redevelopment and renovation plans for the properties. Please revise to address the anticipated impact on occupancy rates and the expected timeline from acquisition to renovation to leasing.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 118-135 of the Preliminary Prospectus.

Avanath Investment Performance, page 115

10.                               We note your discussion of Avanath’s Investment Performance, internal rates of return and equity multiples beginning on page 115. Please clarify the approximate percentage of Avanath’s previous funds that focused on opportunity zones and income-restricted investments. When discussing the amount of shareholder returns, please discuss the basis for the shareholder returns and how such amount was calculated. Refer to Item 8 of Industry Guide 5 for guidance.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 11-12 and 138-140 of the Preliminary Prospectus.

Management, page 127

11.                               Please revise to clarify the periods during which each of Mr. Sakumoto, Mr. Wilson and Ms. Guccione was employed by each entity. Refer to Item 401(e) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 151-152 of the Preliminary Prospectus.

12.                               Please revise to address the specific experience, skills and attributes that led to the conclusion that a person should serve as a director. See Item 401(e) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 150-153 of the Preliminary Prospectus.

Incentive Fee, page 140

13.                               We note that your incentive fees are based on thresholds relating to shareholder returns. Please revise to provide an example of how the incentive fee and base management fee will be calculated. Provide quantitative disclosure here or where appropriate of the incentive and other fees paid for the previous fiscal year. Please also revise your disclosure to provide the material risks related to the fee structure.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 163-164 and 58 of the Preliminary Prospectus to provide an example of how the incentive fee will be calculated and a description of the material risks related to the fee structure. The Company advises the Staff that the Company and the Manager have not yet entered into the management agreement and that, accordingly, there were no fees paid for the previous fiscal year.

14.                               Additionally, please revise Reimbursement of Expenses on page 141 or where appropriate to clarify whether reimbursements to be paid to your manager will cover salaries or benefits to be paid to personnel who serve as your executive officers.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 166 of the Preliminary Prospectus.

Material U.S. Federal Income Tax Consequences, page 168

15.                               Investors are entitled to rely upon your disclosure regarding material tax consequences; therefore, please remove any disclaimers regarding your tax disclosure, such as in the final paragraph on page 168 that the statements should not be construed as tax advice and on page 190 that the section is for general information only, that in any way state or imply that investors are not entitled to rely on the tax opinion. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 192, 214, 219 and 220 of the Preliminary Prospectus.

Financial Statements, page F-1

16.                               Please update the predecessor financial statements in accordance with Article 8 of Regulation S-X.

RESPONSE: The Company has updated the predecessor financial statements in response to the Staff’s comment.

Undertakings, page II-4

17.                               Please provide the undertakings as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages II-4 through II-5 of the Amended Draft Registration Statement.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 327-6310.

Sincerely,

/s/ Daniel LeBey

Daniel LeBey

cc:                                Daryl J. Carter
Jun Sakumoto
Wesley Wilson
Aspire Real Estate Investors, Inc.
Jay L. Bernstein
Jacob A. Farquharson
Clifford Chance US LLP